

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

<u>Via E-mail</u>
Ms. Hui Nooi Ng
Chief Financial Officer
REDtone Asia, Inc.
Unit 15A, Plaza Sanhe
No. 121Yanping Road
JingAn District, 200042 Shanghai
Peoples Republic of China

> **Re:** **REDtone Asia, Inc.**
> **Form 10-K for the Year Ended May 31, 2013**
> **Filed September 13, 2013**
> **Form 10-Q for the quarterly period ended November 30, 2013**
> **Filed January 15, 2014**
> **File No. 333-129388**

Dear Ms. Ng:

We issued comments to you on the above captioned filings on February 5, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We note your extension request filed March 17, 2014 on EDGAR, and as you indicate in that letter, we expect you to provide a complete, substantive response to these comments by April 7, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Emily Drazan, Staff Attorney at 202-551-3208 or Larry Spirgel, Assistant Director at 202-551-3810 if you have any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director